Fredrick P. Callori

(617) 248-5239

fcallori@choate.com

July 26, 2006

BY FACSIMILE: (202-772-9210)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Viisage Technology, Inc.

Registration Statement on Form S-4

File No. 333-131843

Dear Ms. Jacobs:

Pursuant to our telephone conversation of earlier today, please find attached a revised “Background of the Merger” section to the Form S-4 and a revised Exhibit 8.1.

We have arranged for a dial in number for our call tomorrow morning. That number is (800) 957-3506 and the pass code is 283676. I look forward to speaking with you at 8:00 a.m. tomorrow morning.

Very truly yours,

/s/ Frederick P. Callori

Frederick P. Callori

cc:	Rebekah Toton, Securities and Exchange Commission

VIISAGE PROPOSAL NO. 1 AND IDENTIX PROPOSAL NO. 1 —

THE MERGER

This section of this joint proxy statement/prospectus describes the principal aspects of Viisage Proposal No. 1 and Identix Proposal No. 1, including the merger and the merger agreement. While Viisage and Identix believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Viisage and Identix stockholders. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/prospectus carefully and in their entirety. While these proposals are being voted upon separately by Viisage stockholders, each of Proposals No. 1 and 2A – 2E must be approved in order for either of them to be implemented.

Background of the Merger

Robert LaPenta achieved considerable success during the 1990s in participating in the consolidation of the defense sector. Believing that the biometrics and identity solution sector offers a similar opportunity, Mr. LaPenta and his partners founded L-1 Investment Partners LLC with a view toward forming a private equity fund that would invest in the biometrics and identity solutions sector. During the spring of 2005, Mr. LaPenta and his partners began to meet with prospective fund investors as well as analysts, thought leaders and executives of potential investment targets. As part of that effort, in early June 2005, Mr. LaPenta contacted Denis Berube, Viisage’s chairman of the board, and expressed an interest in meeting to discuss a possible investment by the fund in Viisage. Mr. Berube responded favorably and viewed the potential of obtaining new equity capital as being consistent with Viisage’s strategic objectives of completing acquisitions to offer its customers multi-modal biometrics.

On June 15, 2005, Mr. LaPenta, James DePalma and Joseph Paresi of L-1 attended a management presentation at Viisage and met with Mr. Berube and Bernard Bailey, Viisage’s chief executive officer, to discuss the possible parameters of an investment in Viisage. Those parameters included a substantial purchase of common stock at a premium to the market price, Mr. LaPenta’s appointment as chairman of the board, and the appointment by L-1 of additional independent directors to the board of Viisage.

On June 17, 2005, the Viisage board was briefed on the discussions with L-1 and authorized representatives of Viisage to explore potential investment terms. Viisage’s representatives met with L-1 and its advisors in New York City on July 8, 2005 at which time L-1 presented a proposed term sheet for a $60 million investment in Viisage. Viisage responded with its own proposed terms on July 12, 2005. L-1 did not accept Viisage’s proposed terms due to price, governance and other matters.

With no agreement with Viisage, L-1, through Messrs. LaPenta and DePalma, held separate discussions in late July and early August of 2005 with Identix and other companies in the biometrics and identity solutions sector about possible investments. The Identix discussions were preliminary in nature and did not contemplate the merger agreement eventually entered into by Viisage and Identix in January 2006 nor did they otherwise involve Viisage. These preliminary discussions did not progress to any agreement and ended amicably in mid-August 2005.

Messrs. Berube and LaPenta revived their discussions via telephone conferences on August 9 and August 18, 2005. They discussed L-1’s view of Viisage as an attractive platform for growth in the biometrics and identity solution sector. They also discussed a possible increase in the size of an investment by L-1’s investment fund in Viisage from $60 million to $100 million. Messrs. Berube and LaPenta exchanged outlines of proposed business terms for a transaction during late August and September 2005. These outlines addressed issues of pricing, L-1’s representation on the Viisage board, strategic services to be provided by L-1 to Viisage, and other investment matters. The proposed terms did not, however, involve Identix.

The discussions between L-1 and Viisage culminated on October 6, 2005, when L-1 and Viisage announced their agreement on a $100 million investment in Viisage. As part of the transaction, it was announced that Mr. LaPenta would become chairman of the board of Viisage following closing. As disclosed in Viisage’s filings with the Securities and Exchange Commission, pursuant to the terms of the investment agreement with Viisage, $85 million of the investment proceeds would be used to finance future acquisitions in an effort to pursue consolidation opportunities in the biometrics and identity solutions sector. As part of the Investment, L-1 was also granted warrants to purchase Viisage common stock that vested as Viisage completed up to $125 million in acquisitions. However, at the time that the investment agreement between L-1 and Viisage was signed, there were no commitments, agreements or understandings relating to any specific acquisition involving Viisage.

On October 12, 2005, L-1’s contemplated investment fund, Aston Capital Partners, LP, was formally organized with L-1 appointed as its investment manager. At the same time, the investment agreement with Viisage was assigned from L-1 to Aston.

In anticipation of his role as chairman of Viisage and with a view toward maximizing the value of Aston’s investment in Viisage, Mr. LaPenta and the other principals of L-1 began to actively seek complementary investments for Viisage during October 2005, subject to review by and the approval of the Viisage board of directors. This resulted in L-1 entering into an agreement with IBT on November 4, 2005 pursuant to which Aston (as assignee of L-1) purchased 60% of the outstanding capital stock of IBT, with the right to acquire the remaining 40%. It was anticipated that the IBT acquisition would be consummated by Viisage upon completion of the Aston investment in Viisage.

On or about October 22, 2005, in anticipation of completing the Aston investment in Viisage, Mr. LaPenta contacted Dr. Atick, Chief Executive Officer of Identix and suggested that they initiate new discussions. Mr. LaPenta suggested that they meet on November 9, 2005 in New York City to discuss the possibility of Viisage and Identix working together in forming a strategic relationship. Mr. LaPenta viewed Identix as a leader in the fingerprint sector that would fit with Viisage’s effort to provide its customers with multi-modal capabilities. At that time, Mr. LaPenta briefed members of the Viisage board on his plans to meet with Dr. Atick.

Dr. Atick informed the Identix board of his plans to meet with Mr. LaPenta and on November 9, 2005, a luncheon meeting took place in New York City between Mr. LaPenta and Dr. Atick. During the meeting, Mr. LaPenta and Dr. Atick discussed the possibility of forming a strategic relationship between Viisage and Identix. Mr. LaPenta indicated that he had no authority to make any commitments on behalf of Viisage at the meeting, but that he had informed members of the Viisage board of the exploratory nature of the meeting and the board members he contacted did not object to Mr. LaPenta attending such a meeting. The discussions between Mr. LaPenta and Dr. Atick at this meeting were entirely general in nature; no specific structures or terms for a strategic relationship were discussed, but general topics included without limitation the possibility of a capital investment in Identix, the formation of a joint venture, and/or the potential for a business combination. Mr. LaPenta asked to meet with members of the Identix board to continue discussions.

On November 15, 2005, Dr. Atick briefed the Identix board of directors on the November 9, 2005 meeting. The Identix board agreed that, with the maximization of shareholder value in mind, it would be appropriate to continue discussions with Mr. LaPenta in order to explore strategic relationship possibilities, including without limitation a business combination transaction with Viisage. Accordingly, the Identix board formed a special committee consisting of Messrs. Gudis, Cooper and Lawler, and authorized the committee to meet with Mr. LaPenta and to continue to discuss the possibility of a strategic transaction with Viisage.

On December 13, 2005, a meeting was held in New York City among Mr. LaPenta and members of the Identix special committee. Mr. LaPenta informed the Identix special committee that Aston’s investment in Viisage was not yet closed, but that certain members of the Viisage board were aware that he was having conversations with Identix. During this meeting, various strategic possibilities were addressed, including without limitation possible structures for a prospective business combination transaction. Preliminarily, the possibility of a merger with Viisage was discussed, as well as possible structures for such a transaction, including cash versus stock consideration, or a combination of cash and stock. Mr. LaPenta expressed a preference for an all stock merger and expressed his preliminary view that an acceptable exchange ratio would result in the Identix shareholders receiving $7 worth of Viisage common stock for each share of Identix common stock to be exchanged in the merger. Members of the Identix special committee then expressed their preliminary view that an appropriate value would be an exchange ratio resulting in Identix stockholders receiving $10 of Viisage common stock per Identix share. In addition to the preliminary discussion regarding possible structures and values of a transaction, participants in this meeting also discussed potential members of management and composition of the board of directors of a combined company, should a merger between Viisage and Identix be pursued. Finally, the parties discussed that, should a merger be pursued, Mr. LaPenta would serve as the chief executive officer and chairman of the board of the combined company. On the basis of the general and preliminary concepts and expressions of interest discussed at the meeting, the parties expressed an interest in pursuing further discussions, subject to deliberation by their respective boards, and following the completion of Aston’s investment in Viisage and the appointment of Mr. LaPenta as chairman of Viisage.

On December 15, 2005, Viisage engaged USBX Advisory Services to assist it in evaluating potential valuation alternatives regarding possible investment alternatives with Identix.

On December 16, 2005, Aston closed its $100 million investment in Viisage, assigned its 60% interest in IBT to Viisage and Viisage completed an acquisition of the remaining 40% of IBT. In consideration of the strategic advice, due diligence and other services provided by L-1 in connection with the IBT acquisition, Viisage issued L-1 a warrant to purchase 440,000 shares of Viisage common stock at an exercise price of $13.75 per share, subject to certain vesting provisions. On the same day, L-1, Identix and Viisage entered into a tri-party confidentiality agreement in anticipation of the continuation of the exploratory discussions between Viisage and Identix once Mr. LaPenta was elected chairman. L-1 was not expected to be a party to any potential transaction but entered into the confidentiality agreement because its personnel were expected to assist Viisage in evaluating any potential transaction.

On December 18, 2005, the Viisage board elected Mr. LaPenta as its chairman. At that meeting, Mr. LaPenta reported to the Viisage board on his discussions with Identix as to a possible business combination and the board expressed its support for further exploration of that opportunity.

Over the next few days leading up to and in anticipation of a December 22, 2005 meeting with Mr. Gudis, Mr. LaPenta held numerous conference calls with members of Bear Stearns during which Mr. LaPenta and Bear Stearns discussed the possibility of a business combination between Viisage and Identix. During these conference calls, Bear Stearns provided advice to Mr. LaPenta regarding possible structures for a business combination, analysis of the effects of cash versus stock consideration and advice relating to corporate governance matters.

On December 22, 2005, a meeting took place in Stamford, Connecticut at which Mr. LaPenta and Mr. Gudis, as the designated representative of the special committee of the Identix board of directors, discussed the potential terms of a business combination transaction including potentially structuring the deal as a reverse triangular merger. Various forms of consideration and board structure were contemplated, and Mr. LaPenta and Mr. Gudis engaged in further discussion regarding valuation ranges for the prospective transaction, though there was no significant movement from prior views expressed of the parties at their December 13, 2005 meeting. Messrs. LaPenta and Gudis also exchanged their views on the appropriate individuals to comprise the management of the proposed combined company. No agreement was reached but the parties expressed their mutual desire to continue discussions and agreed in principle to establish January 11, 2006 as a target date for the potential execution of a definitive merger agreement.

On December 28, 2005, the Identix board of directors held a special meeting at which Mr. Gudis provided an update on his face-to-face meeting with Mr. LaPenta the week earlier. Topics of discussion at the meeting included without limitation possible tax-free status and structure of a transaction, possible price and exchange ratio, possible board composition, and possible management team and organizational structure. Mr. Gudis informed Mr. LaPenta, on behalf of the board, that shareholder value would be the highest priority for the Identix board when assessing any prospective relationship or transaction. The board authorized Identix to proceed with further discussions and due diligence, and initiate the drafting of a definitive agreement if and when deemed appropriate by the board’s special committee.

On December 30, 2005, Viisage and Identix agreed to negotiate an acquisition transaction exclusively with each other for a period of one month. On the same day, Identix entered into a confidentiality agreement with Janney Montgomery Scott LLC.

On December 31, 2005, Identix entered into an engagement letter with Janney Montgomery Scott LLC to serve as a financial advisor.

Between December 31, 2005 and January 4, 2006, Messrs. LaPenta and Gudis received advice and diligence information from their respective boards of directors, company management teams, and legal and financial advisors. Mr. LaPenta had numerous telephone conversations with representatives of USBX and Bear Stearns relating to the status of the ongoing negotiations, diligence updates and the valuation ranges being discussed by both sides. During this same time frame, Mr. LaPenta and Mr. Gudis held a series of telephonic discussions, during which they narrowed the valuation range of the Identix shares to be exchanged for Viisage common stock to between $8.00 and $8.50 per share. The composition and size of the proposed combined company’s board of directors was also discussed, including various scenarios for a board of between nine and 12 members. The parties also mutually prepared proposed management organizational charts during this period.

On January 4, 2006, Viisage and Bear Stearns agreed upon an arrangement whereby Bear Stearns would be paid a success fee for their financial advisory services if Viisage and Identix successfully consummated a business combination. On March 31, 2006 Viisage and Bear Stearns executed an engagement letter memorializing the engagement of Bear Stearns as financial advisor to Viisage. In connection with the engagement, Bear Stearns will receive a fee of $2.5 million upon the closing of the merger, plus expense reimbursement, as well as exclusive rights to act as underwriter, placement agent, and/or financial advisor to Viisage with respect to certain financings and other corporate transactions in the future. Although Bear Stearns was hired by Viisage as a financial advisor in connection with the merger, Viisage did not request, and Bear Stearns did not provide, a fairness opinion to the Viisage board of directors. Bear Stearns’ primary function as financial advisor to Viisage involved financial and industry related due diligence, strategic advice relating to ongoing negotiations and transaction structure, and assistance with governance matters, including the identification of potential outside members for the board of the combined company.

On January 4, 2006, members of the management of Viisage and Identix met in Stamford, Connecticut to make presentations to each other on their respective business and technology. Janney Montgomery Scott LLC, financial advisor to Identix, and Bear Stearns, financial advisor to Viisage, also attended the meeting and participated in diligence sessions with the respective management teams of Viisage and Identix. Following that meeting, the parties commenced a series of due diligence sessions between January 5, 2006 and January 11, 2006, during which members of Bear Stearns, USBX and Janney Montgomery Scott and each party’s legal teams participated.

On January 5, 2006, the Viisage board held a special meeting at which Mr. LaPenta reported on the status of the negotiations with Identix and the general terms under discussion including a proposed stock-for-stock merger, the range of the expected ownership interests of the respective parties in the combined company, and the plans for the ongoing composition of the management and board of directors. Mr. LaPenta reported that price remained an open issue and that Identix continued to seek an exchange ratio that reflected a value of $8.50 per share. Mr. LaPenta noted that Bear Stearns and Choate, Hall & Stewart were in the process of conducting ongoing due diligence relating to Identix that needed to be completed before any further price discussions could proceed. USBX reviewed its firm’s preliminary valuation work on the proposed transaction. Bernard Bailey, Viisage’s CEO, led a review of the business rationale and strategic aspects of the potential transaction, including the international reach of the combined company, the desirability of Identix’ product offerings and competitive factors. Mr. Bailey also reviewed the plans for completing further due diligence on Identix. The board discussed alternatives to the transaction such as a series of smaller transactions or further investment by Viisage in research and development.

On January 8, 2006, the Identix board of directors held a special meeting to discuss the status of the negotiations with Viisage and the general terms under discussion including a proposed stock-for-stock merger, the range of the expected ownership interests of the respective parties in the combined company, and the plans for the ongoing composition of the management and board of directors. Members of management, as well as representatives from Janney Montgomery Scott LLC, financial advisor to Identix, and Heller Ehrman LLP, outside legal counsel, provided an update on due diligence conducted to date, identifying the expected process and timeline for diligence completion. Janney reviewed its firm’s preliminary valuation work on the proposed transaction. Heller Ehrman LLP, Identix’ outside legal counsel, reviewed the terms of the proposed merger agreement and also advised the board on its fiduciary obligations with respect to the potential transaction.

On January 9, 2006 and January 10, 2006, in advance of meetings of the Viisage board of directors, Mr. LaPenta held telephonic discussions with representatives of Bear Stearns during which Bear Stearns updated Mr. LaPenta on the status of their diligence efforts and their views and assessments of the key terms of the negotiations and prospects as a combined company.

On January 9, 2006, the Viisage board of directors held a special meeting at which Mr. LaPenta reported on the ongoing negotiations with Identix including the status of the potential share exchange ratio and management issues. He also reported on the due diligence review of Identix including the results of a detailed technical review. There was considerable discussion among the board as to the premium to be paid for the Identix shares which included a discussion about the relative strengths of Viisage’s and Identix’ then current market valuations. Choate, Hall & Stewart LLP, Viisage’s outside legal counsel, also advised the board on its fiduciary obligations with respect to the potential transaction and summarized the terms of the proposed merger agreement.

On January 10, 2006, the Viisage board of directors held a special meeting at which Mr. LaPenta led a discussion of significant points under negotiation including proposed ratios for each share of Identix common stock exchanged in the merger, governance matters, an understanding that the name of the surviving company would be determined between the execution of the definitive merger agreement and closing and that the initial board of directors of the combined company would be comprised of twelve members with seven designated by Viisage and five designated by Identix. Mr. Bailey reported on the positive due diligence results on Identix’ fingerprint and face recognition products. There was extensive discussion about the financial expectations for the combined company, and the strategic considerations of the proposed transaction.

Following the January 10, 2006 meeting of the Viisage board of directors, Messrs. LaPenta and Gudis held further discussions and acknowledged the long term growth opportunities that the merger would provide the combined company. They agreed to a preliminary formula for the determination of the exchange ratio as $8.50 for each Identix share to the average closing price of Viisage shares for the ten days preceding the date the merger agreement would be signed. They also agreed to recommend that the size of the board of directors of the combined company be set at twelve members, with seven directors to be appointed by Viisage and five members to be appointed by Identix.

Between January 5 and January 11, 2006, the parties and their legal counsel prepared and negotiated an agreement and plan of reorganization to reflect the transaction. Compensation arrangements for those members of the Identix management and board who would be continuing with the combined company, as well as compensation to be paid to retiring members of the Identix board, were negotiated at this time. In addition, the parties prepared voting agreements to be executed by certain of their affiliates that would require them to vote in favor of the merger. So as not to impermissibly preclude competitive bids or coerce shareholders, the parties agreed that half of the shares subject to the voting agreements would be released from this covenant if their respective board subsequently changed its recommendation in favor of the merger. Finally, the parties agreed that the compensation arrangements for the other members of the management of the combined company would be commensurate with each of their respective positions and as mutually agreed between Viisage and Identix prior to closing of the merger. The parties also agreed that if such additional compensation arrangements were not agreed to by Identix and Viisage prior to closing, they would be established by the combined company’s board of directors, upon recommendation of the compensation committee, following the closing.

On January 11, 2006, the Viisage board of directors held a special meeting to discuss and consider the proposed merger. At the meeting, Mr. LaPenta reviewed the outcome of the final negotiations between the parties, and USBX Advisory Services rendered its oral opinion to the Viisage board of directors, subsequently confirmed in writing, that, as of January 11, 2006, and based upon and subject to certain matters stated in its opinion, the share exchange ratio to be paid by Viisage in the merger was fair to Viisage’s stockholders from a financial point of view. Choate, Hall & Stewart LLP again reviewed the board’s fiduciary obligations with respect to the proposed transaction as well as the terms and conditions of the merger agreement and voting agreements that had been previously distributed for review by the board. After further review and discussion, all of the members of the board of directors of Viisage participating in the meeting voted to approve the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that its stockholders vote to approve the issuance of shares of Viisage common stock pursuant to the merger agreement and the required amendments to Viisage’s certificate of incorporation.

On January 11, 2006, the Identix board of directors held a special meeting to discuss and consider the proposed merger. At the meeting, the board members received an update on the due diligence process from members of management, Heller Ehrman LLP, and Janney Montgomery, and reviewed the outcome of the final negotiations between the parties, and Janney rendered its oral opinion to the Identix board of directors, subsequently confirmed in writing, that, as of January 11, 2006, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be received by Identix in the merger was fair to Identix’ stockholders from a financial point of view. Heller Ehrman LLP reviewed the terms and conditions of the merger agreement and voting agreements that had been previously distributed for review by the board. After further review and discussion, all of the members of the board of directors of Identix voted to approve the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that its stockholders vote to adopt the merger agreement.

On January 11, 2006, Viisage and Identix entered into the merger agreement. The average closing price of Viisage’s shares for the ten days preceding January 11, 2006 was $17.96. When applied to the attributed value of Identix stock of $8.50, such share price yields an exchange ratio of 0.473 per share of Viisage stock to each share of Identix stock. Applying the exchange ratio to Viisage’s closing price of $17.69 on January 11, 2006 results in a valuation of $8.367 for each share of Identix stock. Based on this exchange ratio, Identix shareholders will own approximately 59% of the combined company.

On January 12, 2006, Viisage and Identix publicly announced that they had entered into the merger agreement.

On February 2, 2006, at a special meeting of the Viisage board of directors, Charles Levine and Harriet Mouchly-Weiss, the members of the Viisage board of directors who were unable to participate in the January 11, 2006 special meeting of the Viisage board, confirmed their concurrence with the board’s recommendations that its stockholders vote to approve the issuance of shares of Viisage common stock pursuant to the merger agreement and the required amendments to Viisage’s certificate of incorporation.

On July 3 and 5, 2006, the boards of directors of Identix and Viisage (including the independent directors of Viisage) agreed to increase the number of initial directors of the combined company to thirteen with Identix also having the right to appoint a fourteenth director following the merger. They agreed that the initial composition of the audit committee shall be Mr. Nessen as chairman, Mr. Lawler as vice chairman and Ms. Mouchly-Weiss, Mr. Gudis and, subject to their appointment to the board, Messrs. Freeh and Loy as members. The initial composition of the compensation committee shall be Mr. Cooper as chairman and Messrs. Berube, Beck, Gudis, Tenet and Rose as members. The initial composition of the nominating and governance committee shall be

Exhibit 8.1

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

July 27, 2006

Viisage Technology, Inc.

296 Concord Road

Billerica, MA 01821

Re:	Exhibit Tax Opinion to the S-4 Registration Statement Filed in Connection with the Merger Transaction Involving Viisage Technology, Inc. and Identix Incorporated

Ladies and Gentlemen:

We have been requested to render this opinion concerning certain matters of U.S. federal income tax law in connection with the proposed merger (the “Merger”) involving Viisage Technology, Inc., a Delaware corporation (“Parent”), VIDS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Identix Incorporated, a Delaware corporation (the “Company”). The Merger is further described in and is in accordance with the Securities and Exchange Commission Form S-4 Registration Statement filed on or about February 14, 2006 (as may be further amended or supplemented, the “S-4 Registration Statement”). Our opinion has been requested in connection with the filing of the S-4 Registration Statement with the Securities and Exchange Commission with respect to the Merger.

The Merger is structured as a statutory merger of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent, all pursuant to the applicable corporate laws of the State of Delaware and in accordance with the Agreement and Plan of Reorganization, by and among Parent, Merger Sub, and the Company, dated as of January 11, 2006, as amended on July 7, 2006 and exhibits thereto (collectively, the “Agreement”). Except as otherwise indicated, capitalized terms used herein have the meanings set forth in the Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

We have acted as legal counsel to Parent in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto), among others:

1. The Agreement;

2. A certificate from Parent and Merger Sub, dated April 4, 2006, signed by an authorized officer of each of Parent and Merger Sub on behalf of Parent and Merger Sub, and delivered to us and incorporated herein by reference;

3. A certificate from the Company, dated April 3, 2006, signed by an authorized officer of the Company on behalf of the Company, and delivered to us and incorporated herein by reference; and

4. The S-4 Registration Statement.

In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

(1) Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

(2) Any representation or statement referred to above made “to the knowledge of” or “to the belief of’ or otherwise similarly qualified is correct without such qualification, and all statements and representations, whether or not qualified are true and will remain true through the Effective Time and thereafter where relevant;

(3) The Merger will be consummated pursuant to the Agreement and will be effective under the laws of the State of Delaware; and

(4) No Company stockholder has guaranteed or will guarantee any Company indebtedness outstanding during the period immediately prior to the Merger, and at all relevant times prior to and including the Effective Time, (i) no outstanding indebtedness of Parent, the Company, or Merger Sub has represented or will represent equity for tax purposes; (ii) no outstanding equity of Parent, the Company, or Merger Sub has represented or will represent indebtedness for tax purposes; and (iii) no outstanding security, instrument, agreement or arrangement that provides for, contains, or represents either a right to acquire Company capital stock (or to share in the appreciation thereof) constitutes or will constitute “stock” for purposes of Section 368(c) of the Code.

In addition to the above, our opinion is being furnished to Parent with the understanding that Heller Ehrman LLP will deliver a similar opinion to the Company and that such opinion will not be withdrawn prior to the Effective Time.

Based on the foregoing documents, materials, assumptions and information, and subject to the qualifications and assumptions set forth herein, we are of the opinion that, if the Merger is consummated in accordance with the provisions of the Agreement (and without any waiver, breach or amendment of any of the provisions thereof):

(a) The Merger will be a “reorganization” for federal income tax purposes within the meaning of Section 368(a) of the Code; and

(b) Subject to the limitations and qualifications set forth in the S-4 Registration Statement, the material federal tax consequences to the Merger are as described in the S-4 Registration Statement under the caption “Material United States Federal Income Tax Considerations.”

Our opinion set forth above is based on the existing provisions of the Code, Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service (the “Service”) and existing court decisions, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinion set forth above. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application, operation or interpretation of the U.S. federal income tax laws.

Our opinion concerning certain of the U.S. federal tax consequences of the Merger is limited to the specific U.S. federal tax consequences presented above. No opinion is expressed as to any transaction other than the Merger, including any transaction undertaken in connection with the Merger. In addition, this opinion does not address any estate, gift, state, local or foreign tax consequences that may result from the Merger. In particular, we express no opinion regarding: (i) the amount, existence, or availability after the Merger, of any of the U.S. federal income tax attributes of Parent, Merger Sub, or the Company; (ii) any transaction in which Company Common Stock is acquired or Parent Common Stock is disposed other than pursuant to the Merger; (iii) the potential application of the “disqualifying disposition” rules of Section 421 of the Code to dispositions of Company Common Stock; (iv) the effects of the Merger and Parent’s assumption of outstanding options to acquire Company stock on the holders of such options under any Company employee stock option or stock purchase plan, respectively; (v) the effects of the Merger on any Company stock acquired by the holder subject to the provision of Section 83(a) of the Code; (vi) the effects of the Merger on any payment which is or may be subject to the provisions of Section 280G of the Code; (vii) the application of the alternative minimum tax provisions contained in the Code; (viii) the effects of the Merger on any Company stock acquired or held as part of a “straddle,” “conversion transaction,” “hedging transaction,” or other risk reduction transaction; and (ix) any special tax consequences applicable to investors subject to special treatment under the federal income tax laws (for example, insurance companies, securities dealers, financial institutions, tax-exempt organizations, taxpayers subject to the alternative minimum tax, and non-United States persons).

No ruling has been or will be requested from the Service concerning the U.S. federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinion set forth above represents our conclusions regarding the application of existing U.S. federal income tax law to the instant transaction. If the facts vary from those relied upon (including if any representations, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.

This opinion is being delivered for the purpose of being included as an exhibit to the S-4 Registration Statement; it may not be relied upon or utilized for any other purpose (including without limitation, satisfying any conditions in the Agreement) without our prior written consent. We do, however, consent to the use of this opinion as an exhibit to the S-4 Registration Statement and to the use of our name in the S-4 Registration Statement where it appears. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/    CHOATE, HALL & STEWART LLP

CHOATE, HALL & STEWART LLP